Mail Stop 6010


      September 21, 2005


Via U.S. Mail and Facsimile to (954) 556-4031

A. Ernest Toth
Chief Financial Officer
Ener1, Inc.
500 West Cypress Road - Suite 100
Ft. Lauderdale, FL 33309


	Re:	Ener1, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
	Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and
June
30, 2005
      File No. 000-21138


Dear Mr. Toth:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition, page
14

Critical Accounting Policies, page 15

1. Tell us your consideration of disclosing your inter-company transaction policy under this heading.

Financial Statements, page 25

General

2. We note in your risk factors on page 19 that investors should consider, "challenges, expenses and difficulties that (you) will face as a development stage company."  Please tell us if you consider the
company to be a development stage enterprise. See paragraphs 8 and
9
of SFAS 7.

Consolidated Statement of Operations, page 28

3. Other income and expense are normally non-operating expenses, comprised of items such as dividends, interest and gains on sales of assets. Revise future filings to restate interest expense as a non-operating expense, or tell us why your current presentation is appropriate.

Note 1. Nature of Business, page 32

4. We note in September 2002 you acquired Ener1 Battery from your majority shareholder, Ener1 Group. Tell us how you accounted for this transaction and the accounting literature upon which you relied. Include how you value the patents and equipment acquired. If Ener1
Group created these assets, it appears the assets would have no basis to be transferred to Ener1`s balance sheet. Please advise.

Note 3. Significant Accounting Policies, page 33

Principles of Consolidation

5. Please show us the ownership structure of Ener1 Group in greater detail. Specifically, how Ener1Group relates to other companies to which you refer.





Note 5. Property and Equipment, page 38

6. We note that machinery and equipment principally held for production and not currently being used is not depreciated.
Please
explain why depreciation was suspended and show us your accounting complies with GAAP.

Note 8. Consolidation of 49% Subsidiary (Enerlook Solutions,
Inc.),
page 40

7. We note that you continued to consolidate EnerLook after your ownership fell to 49% in 2003. Please discuss your basis for consolidating EnerLook despite having less than majority ownership.
As part of your discussion explain all rights held by Ener1 Group and the management and funding by TVR.

Note 10. Senior Secured Convertible Debentures Due 2009, page 41

8. We note that in January 2004 you sold $20 million of convertible debentures along with detachable warrants. Please explain in greater detail how the beneficial conversion feature was measured and how you are accounting for that feature including the amortization of the associated discount. Tell us when the notes become convertible and how the conversion price was determined. Explain the significant terms of the financing in detail and support your method of valuing, recording, accounting for and classifying the related balances in the financial statements. Refer to EITF 98-5 and 00-27 as necessary.

Note 11. EnerDel Formation, page 42

9. We see that on October 26, 2004, you and Delphi formed EnerDel, Inc. through the contribution of cash, equipment, intellectual property, warrants and preferred stock. Please tell us how you valued and accounted for the transaction. Specifically, tell us how you valued and accounted for the following:

* The lithium battery-related equipment and the intellectual property contributed by you and your subsidiaries.
* The EnerDel Series A Preferred Stock issued to Delphi.
* The warrants to purchase your common stock issued to Delphi.
* The lithium batter-related equipment and the patent portfolio contributed by Delphi.

We may have additional comments after reviewing your response.

10. Also note that in instances where valuation models were utilized to determine the appropriate value of assets contributed, the valuation technique utilized and the inherent assumptions used should be disclosed in all future filings.


11. In view of the significant charge of $14.9 million, please tell us and revise future filings to disclose details of the equipment transfers to research and development. We note you will continue to use the assets for R&D and product development. Please explain why the write-off to research and development expense was appropriate and cite the GAAP upon which you relied. Also provide this information for the $10.5 million charge recorded for the period ended June 30, 2005.

Note 12. Sale of Series B Preferred Stock and Warrants to Purchase Common Stock, page 44

12. Please tell us the significant terms of the conversion rights, including when the rights are exercisable, how you calculated the amount of the beneficial conversion feature, if any and how you are accounting for that feature including the amortization of the associated discount. Include your analysis under SFAS 133 of whether the feature is a derivative. See EITF 98-5. Please provide similar disclosures in future filings.

13. In this regard, we note that you also issued warrants in connection with your convertible preferred stock issuance. Tell us and revise future filings to disclose the significant terms of the warrants including the registration rights and penalties associated with the underlying share of the warrants. Please tell us and revise future filings to disclose how you accounted for and classified the warrants and the associated registration rights. Refer to EITF 00-19,
EITF 05-04 and SFAS 129 as applicable.

14. Revise future filings to disclose the liquidation preference of preferred stock on the face of the balance sheet as required by SFAS
129, paragraph 6.

Note 17. Asset Impairment and Other Charges, page 47

15. We note that you recorded approximately $8.3 million of impairment charges due to the transfer of assets to EnerDel and the reallocation of manufacturing facilities. Please tell us and disclose in future filings the following:

* A description of the impaired assets and the facts and circumstances which that lead to the impairment, refer to paragraph 26 of SFAS 144.
* Explain whether the fixed assets charge was estimated under the held for sale or held for use model. Support that you have selected the appropriate model. Note that the held for sale model is appropriate only if you have the current ability to dispose of an asset upon receipt of an acceptable offer. Refer to paragraph 34 of SFAS 144.
* With respect to machinery and equipment written down and remaining in use, tell us whether depreciation was suspended at the impairment date. If not, how was subsequent depreciation measured. If depreciation was suspended, please explain why.
* Tell us the method for determining the assets fair value and their original cost basis. If these assets were acquired from a related party, tell us how they were originally recorded and valued.

Form 10-KSB/A Filed May 16, 2005

16. We note that the certifications provided for your chief executive officer and chief financial officers are not dated. Please amend this filing to date these certifications.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note 10. $14,225,000 Senior Secured Convertible Debentures Due
2009,
page 16

17. We note on March 11, 2005, that you sold $14.2 million of convertible debentures along with detachable warrants. Please explain the terms and conditions of conversion for the $14.2 million convertible notes. Tell us how the conversion price was determined and how you calculated the beneficial conversion feature. Also, explain the method and significant assumption used to value the warrants.

18. In this regard, we note in connection with your sale of the debentures and the issuance of the warrants, if you fail to register the shares underlying the debentures and the warrants, you will have to make certain payments to the holders. Tell us the significant terms of the warrants including any registration rights and penalties associated with the underlying shares of the warrants. Tell us and revise your filing to disclose how you plan to account for and classify the warrants and the associated registration rights. Refer to SFAS 129, EITF 00-19 and EITF 05-04.

Note 13. Itochu Corporation Investment and Investment in
Enerstruct,
page 20

19. We note that EnerDel paid to EnerStruct $1 million as a non-refundable prepayment for engineering services and that this amount was recorded in research and development expense for the six months ended June 30, 2005. Please tell us how you have accounted for this transaction on a consolidated basis and the accounting basis for recording the $1 million payment as an expense in the period presented. Please cite the accounting literature which supports your conclusion.






Note 14. Related Party Transactions, page 22

20. Tell us and revise future filings to include a discussion of the fair value of the 5,000,000 shares of Splinex common stock. Tell us how you accounted for these shares and the underlying business purpose of the merger. Revise future filing to clarify.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

A. Ernest Toth
Ener1, Inc.
September 21, 2005
Page 1